UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-35466

GasLog Ltd

(Translation of registrant’s name into English)

c/o GasLog Services LNG Ltd.

69 Akti Miaouli 18537

Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The press release issued by GasLog Ltd. and GasLog Partners LP on April 2, 2020 announcing that GasLog Ltd. Takes Delivery of the GasLog Windsor Newbuilding and GasLog Ltd. and GasLog Partners LP Provide Business Update is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3 (File Nos. 333-194894 and 333-230205), filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2014 and March 12, 2019 respectively, as amended and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

EXHIBIT LIST

Exhibit	Description

99.1	Press Release Dated April 2, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2020

GASLOG LTD

	by	/s/ Paul A. Wogan
		Name:	Paul A. Wogan
		Title:	Chief Executive Officer